

October 10, 2012

Via E-mail
Paul Zyla, President
Xtra-Gold Resources Corp.
360 Bay Street, Suite 301
Toronto, Ontario, Canada, M5H 2V6

Re: Xtra-Gold Resources Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed September 28, 2012
File No. 333-183376

Dear Mr. Zyla:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Material United States Federal Tax Consequences, page 25

1. We note that the description of tax consequences continues to describe that disclosure as a summary. The legal opinion provided by you should not merely be a summary but should provide a complete description of material federal tax consequences. We also note that the disclosure continues to provide opinions that are subject to uncertainty, such as the opinions on page 27 that the continuation "should' be treated as a tax-free reorganization and that holders "may" be subject to United States federal income tax at lower rates, without the explanation of why counsel cannot give a "will" opinion and describe the degree of uncertainty in the opinion, as requested in our prior comment 3; therefore, to that extent we reissue the comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ruairi Regan at (202) 551-3269 or David Link at (202) 551-3356 if you have questions regarding our comments.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc (via email): James M. Schneider, Esq.